K9

VF 8-29-05


SEC MAIL
RECEIVED
PROCESSING
AUG 2 2 2005
WASH. D.C.
190
SECTION

SECURITIES AND EXCHANGE COMMISSION



05043397

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 30099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1,2004 (MM/DD/YY) AND ENDING JUNE 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SECURITIES CENTER INC.

OFFICIAL USE ONLY
013971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 E STREET
(No. and Street)

CHULA VISTA (City) CA (State) 91910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. BIDDLE 619-426-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT BLISS CPA
(Name – *if individual, state last, first, middle name*)

378 E STREET, STE B (Address) CHULA VISTA (City) CA (State) 91910 (Zip Code)

PROCESSED
SEP 0 2 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 9/1/05

OATH OR AFFIRMATION

I, JAMES E. BIDDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE SECURITIES CENTER, INC., as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT & CEO

Title

Notary Public



AMOS JOHNSON JR.
Commission # 1545124
Notary Public - California
San Diego County
My Comm. Expires Jan 16, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES CENTER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2005

NET CAPITAL	
Total Stockholders' equity	$ 65,986
Additions	
Deductions and/or charges	
Net capital before haircuts on securities positions	65,986
Haircuts on securities	(26,213)
Net capital	$ 39,773
AGGREGATE INDEBTEDNESS	
From statement of Financial Condition	
Payables and accrued expenses	$ 75,392
Total aggregate indebtedness	$ 75,392
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Minimum net dollar capital required	5,000
Net capital required	5,000
Excess net capital at 1500%	
Excess net capital at 1000%	
Ratio: Aggregate indebtedness to net capital	1.90

RECONCILIATION WITH COMPANY'S COMPUTATION
(Of net capital in Part IIA of Form X-17A-5 as of June 30. 2005)

No material differences exist

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITITES AND EXCHANGE COMMISSION.

The company is exempted from computation under the SEC Rule 15C3-3(k) (2) (ii) exemptive provision.

INFORMATION RELATING TO PROSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Not applicable, exempt under the SEC Rule 15c3-3(k) (2) (ii)

THE
SECURITIES
CENTER, INC.

245 "E" Street, Chula Vista, California 91910-2942 (619) 426-3550


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2005
WASH, D.C.
190
SECTION

August 17, 2005

Sirs:

Enclosed is a new facing page (Form X-17A-5) for our previously submitted Annual Report along with an amended page 8 for that report.

Thank you,



James E. Biddle
President and CEO